SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   __________


                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G/A
                                (Amendment No. 1)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                        LODGENET INTERACTIVE CORPORATION
                        --------------------------------
                                (Name of Issuer)



                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)



                                    540211109
                                  -------------
                                 (CUSIP Number)


                                  May 12, 2008
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)
         |X| Rule 13d-1(c)
         |_| Rule 13d-1(d)


                               Page 1 of 12 Pages

                                  SCHEDULE 13G

CUSIP No. 540211109                                        Page 2 of 12 Pages
-----------------------------------------------------------------------------
1) NAME OF REPORTING PERSON

            LaGrange Capital Partners, L.P.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            13-4106878
-----------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |_|

                                                      (b) |X|
-----------------------------------------------------------------------------
3) SEC USE ONLY


-----------------------------------------------------------------------------
4) CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-----------------------------------------------------------------------------
                                5)   SOLE VOTING POWER

       NUMBER                        1,785,368
       OF                     -----------------------------------------------
       SHARES                   6)   SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY                      0
       EACH                   -----------------------------------------------
       REPORTING                7)   SOLE DISPOSITIVE POWER
       PERSON
       WITH                          1,785,368
                              -----------------------------------------------
                                8)   SHARED DISPOSITIVE POWER

                                     0
-----------------------------------------------------------------------------
9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,785,368
-----------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                           |-|
-----------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    8.0%
-----------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 540211109                                        Page 3 of 12 Pages
-----------------------------------------------------------------------------

1) NAME OF REPORTING PERSON

            LaGrange Capital Partners Offshore Fund, Ltd.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-----------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|

                                                    (b) |X|
-----------------------------------------------------------------------------
3) SEC USE ONLY


-----------------------------------------------------------------------------
4) CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands
-----------------------------------------------------------------------------
                                5)  SOLE VOTING POWER

       NUMBER                       522,535
       OF                     -----------------------------------------------
       SHARES                   6)  SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY                     0
       EACH                   -----------------------------------------------
       REPORTING                7)  SOLE DISPOSITIVE POWER
       PERSON
       WITH                         522,535
                              -----------------------------------------------
                                8) SHARED DISPOSITIVE POWER

                                   0
-----------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    522,535
-----------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                             |-|
-----------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    2.3%
-----------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON

    CO
-----------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 540211109                                        Page 4 of 12 Pages
-----------------------------------------------------------------------------

1) NAME OF REPORTING PERSON

            LaGrange Capital Administration, L.L.C.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            73-1713931
-----------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|

                                                    (b) |X|
-----------------------------------------------------------------------------
3) SEC USE ONLY


-----------------------------------------------------------------------------
4) CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
-----------------------------------------------------------------------------
                                5)   SOLE VOTING POWER

       NUMBER                        2,307,903
       OF                     -----------------------------------------------
       SHARES                   6)   SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY                      0
       EACH                   -----------------------------------------------
       REPORTING                7)   SOLE DISPOSITIVE POWER
       PERSON
       WITH                          2,307,903
                              -----------------------------------------------
                                8)   SHARED DISPOSITIVE POWER

                                     0
-----------------------------------------------------------------------------
9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,307,903
-----------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                             |-|
-----------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    10.4%
-----------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON

    IA
-----------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 540211109                                        Page 5 of 12 Pages
-----------------------------------------------------------------------------

1) NAME OF REPORTING PERSON

            Frank LaGrange Johnson

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-----------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|

                                                    (b) |X|
-----------------------------------------------------------------------------
3) SEC USE ONLY


-----------------------------------------------------------------------------
4) CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
-----------------------------------------------------------------------------
                                5)   SOLE VOTING POWER

       NUMBER                        2,308,903
       OF                     -----------------------------------------------
       SHARES                   6)   SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY                      0
       EACH                   -----------------------------------------------
       REPORTING                7)   SOLE DISPOSITIVE POWER
       PERSON
       WITH                          2,308,903
                              -----------------------------------------------
                                8)   SHARED DISPOSITIVE POWER

                                     0
-----------------------------------------------------------------------------
9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,308,903
-----------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                             |_|
-----------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    10.4%
-----------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------

                                  SCHEDULE 13G

Item 1(a).  Name of Issuer:

LodgeNet Interactive Corporation


Item 1(b).  Address of Issuer's Principal Executive Offices:

3900 West Innovation Street, Sioux Falls, South Dakota 57107


Item 2(a).  Name of Persons Filing:

              (i) LaGrange Capital Partners, L.P.
             (ii) LaGrange Capital Partners Offshore Fund, Ltd.
            (iii) LaGrange Capital Administration, L.L.C.
             (iv) Frank LaGrange Johnson

(collectively, the "Reporting Persons" and each a "Reporting Person")


Item 2(b).  Address of Principal Business Office or, if None, Residence:

Each of the Reporting Persons has a business address at 570 Lexington Avenue, 27th Floor, New York, New York 10022.


Item 2(c).  Citizenship:

             (i) LaGrange Capital Partners, L.P. Delaware
            (ii) LaGrange Capital Partners Offshore Fund, Ltd. Cayman Islands
           (iii) LaGrange Capital Administration, L.L.C. Delaware
            (iv) Frank LaGrange Johnson USA


Item 2(d).   Title of Class of Securities:

Common Stock, $0.01 par value per share


Item 2(e).   CUSIP Number:

             540211109


Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

            (a) |_| Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

            (b)   |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                  78c)

            (c) |_| Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

            (d) |_| Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

            (e)   |_| Investment Adviser in accordance with ss.
                  240.13d-1(b)(1)(ii)(E)

            (f) |_| Employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F)

            (g) |_| Parent Holding Company or control person in accordance with ss.240.13d-1(b)(ii)(G)

            (h) |_| Savings Association as defined in ss.3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

            (i) |_| Church plan that is excluded from the definition of an investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

            (j)   |_| Group, in accordance with ss.240.13d-1(b)(ii)(J)



Item 4.      Ownership.

(i) LaGrange Capital Partners, L.P.(1)

            (a) Amount beneficially owned: 1,785,368

            (b) Percent of class: 8.0%(2)

            (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: 1,785,368

                  (ii)  Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of:
                        1,785,368

                  (iv)  Shared power to dispose or to direct the disposition of:
                        0

----------
(1) LaGrange Capital Partners, L.P. directly holds 1,785,368 shares of Common Stock, or 8.0% of the class of shares. LaGrange Capital Partners Offshore Fund, Ltd. directly holds 522,535 shares of Common Stock, or 2.3% of the class of shares. LaGrange Administration, L.L.C., does not hold any shares of Common Stock directly, but by virtue of its control relationship with LaGrange Capital Partners, L.P. and LaGrange Capital Partners Offshore Fund, Ltd. is deemed to indirectly hold 2,307,903 shares of Common Stock, or 10.4% of the class of shares. Frank LaGrange Johnson directly holds 1,000 shares of Common Stock in an IRA account, but by virtue of his role as sole member of LaGrange Capital Administration, L.L.C., he indirectly holds 2,307,903 shares of Common Stock, for a total holding of 2,308,903 shares, or 10.4% of the class of shares.

(2) Percentages are based on 22,282,897 shares of Common Stock outstanding as of May 5, 2008 (as set forth on the Issuer's Form 10-Q, filed on May 9, 2008 with the Securities and Exchange Commission).

(ii) LaGrange Capital Partners Offshore Fund, Ltd.(3)

            (a) Amount beneficially owned: 522,535

            (b) Percent of class: 2.3%(4)

            (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: 522,535

                  (ii)  Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of:
                        522,535

                  (iv)  Shared power to dispose or to direct the disposition of:
                        0

---------
(3) LaGrange Capital Partners, L.P. directly holds 1,785,368 shares of Common Stock, or 8.0% of the class of shares. LaGrange Capital Partners Offshore Fund, Ltd. directly holds 522,535 shares of Common Stock, or 2.3% of the class of shares. LaGrange Administration, L.L.C., does not hold any shares of Common Stock directly, but by virtue of its control relationship with LaGrange Capital Partners, L.P. and LaGrange Capital Partners Offshore Fund, Ltd. is deemed to indirectly hold 2,307,903 shares of Common Stock, or 10.4% of the class of shares. Frank LaGrange Johnson directly holds 1,000 shares of Common Stock in an IRA account, but by virtue of his role as sole member of LaGrange Capital Administration, L.L.C., he indirectly holds 2,307,903 shares of Common Stock, for a total holding of 2,308,903 shares, or 10.4% of the class of shares.

(4) Percentages are based on 22,282,897 shares of Common Stock outstanding as of May 5, 2008(as set forth on the Issuer's Form 10-Q, filed on May 9, 2008 with the Securities and Exchange Commission).



(iii) LaGrange Capital Administration, L.L.C.(5)

            (a) Amount beneficially owned: 2,307,903

            (b) Percent of class: 10.4%(6)

            (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: 2,307,903

                  (ii)  Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of:
                        2,307,903

                  (iv)  Shared power to dispose or to direct the disposition of:
                        0

----------
(5) LaGrange Capital Partners, L.P. directly holds 1,785,368 shares of Common Stock, or 8.0% of the class of shares. LaGrange Capital Partners Offshore Fund, Ltd. directly holds 522,535 shares of Common Stock, or 2.3% of the class of shares. LaGrange Administration, L.L.C., does not hold any shares of Common Stock directly, but by virtue of its control relationship with LaGrange Capital Partners, L.P. and LaGrange Capital Partners Offshore Fund, Ltd. is deemed to indirectly hold 2,307,903 shares of Common Stock, or 10.4% of the class of shares. Frank LaGrange Johnson directly holds 1,000 shares of Common Stock in an IRA account, but by virtue of his role as sole member of LaGrange Capital Administration, L.L.C., he indirectly holds 2,307,903 shares of Common Stock, for a total holding of 2,308,903 shares, or 10.4% of the class of shares.


(6) Percentages are based on 22,282,897 shares of Common Stock outstanding as of May 5, 2008 (as set forth on the Issuer's Form 10-Q, filed on May 9, 2008 with the Securities and Exchange Commission).

(iv) Frank LaGrange Johnson

            (a) Amount beneficially owned: 2,308,903

            (b) Percent of class: 10.4%(7)

            (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the 2,308,903(8)

                  (ii)  Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of:
                        2,308,903

                  (iv)  Shared power to dispose or to direct the disposition of:
                        0

---------
(7) Percentages are based on 22,282,897 shares of Common Stock outstanding as of May 5, 2008 (as set forth on the Issuer's Form 10-Q, filed on May 9, 2008 with the Securities and Exchange Commission).

(8) LaGrange Capital Partners, L.P. directly holds 1,785,368 shares of Common Stock, or 8.0% of the class of shares. LaGrange Capital Partners Offshore Fund, Ltd. directly holds 522,535 shares of Common Stock, or 2.3% of the class of shares. LaGrange Administration, L.L.C., does not hold any shares of Common Stock directly, but by virtue of its control relationship with LaGrange Capital Partners, L.P. and LaGrange Capital Partners Offshore Fund, Ltd. is deemed to indirectly hold 2,307,903 shares of Common Stock, or 10.4% of the class of shares. Frank LaGrange Johnson directly holds 1,000 shares of Common Stock in an IRA account, but by virtue of his role as sole member of LaGrange Capital Administration, L.L.C., he indirectly holds 2,307,903 shares of Common Stock, for a total holding of 2,308,903 shares, or 10.4% of the class of shares.




Item 5.      Ownership of Five Percent or Less of a Class.

Not applicable.


Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
Company.

Not applicable.


Item 8.      Identification and Classification of Members of the Group.

Not applicable.


Item 9.      Notice of Dissolution of Group.

Not applicable.

Item 10.     Certification.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated as of May 16, 2008

                                LaGrange Capital Partners, L.P.

                                By:  LaGrange Capital Management, L.L.C.,
                                         its General Partner

                                By:   /s/ Frank LaGrange Johnson
                                     --------------------------------------
                                     Frank LaGrange Johnson, its sole Member

Dated as of May 16, 2008

                                LaGrange Capital Partners Offshore Fund, Ltd.

                                By:  LaGrange Capital Administration, L.L.C.,
                                           its Investment Manager

                                By:    /s/ Frank LaGrange Johnson
                                      --------------------------------------
                                      Frank LaGrange Johnson, its sole Member


Dated as of May 16, 2008
                                LaGrange Capital Administration, L.L.C.

                                By:    /s/ Frank LaGrange Johnson
                                      ---------------------------------------
                                      Frank LaGrange Johnson, its sole Member


Dated as of May 16, 2008

                                By:    /s/ Frank LaGrange Johnson
                                      --------------------------------------
                                      Frank LaGrange Johnson

                                   EXHIBIT A


                            Agreement of Joint Filing

         Pursuant to 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to join in the filing on behalf of each of them of a Statement on Schedule 13G and any and all amendments thereto, and that this Agreement be included as an Exhibit to such filing.

          This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

          IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated as of May 16, 2008

                                LaGrange Capital Partners, L.P.

                                By:  LaGrange Capital Management, L.L.C.,
                                         its General Partner

                                By:   /s/ Frank LaGrange Johnson
                                     --------------------------------------
                                     Frank LaGrange Johnson, its sole Member

Dated as of May 16, 2008

                                LaGrange Capital Partners Offshore Fund, Ltd.

                                By:  LaGrange Capital Administration, L.L.C.,
                                           its Investment Manager

                                By:    /s/ Frank LaGrange Johnson
                                      --------------------------------------
                                      Frank LaGrange Johnson, its sole Member


Dated as of May 16, 2008

                                LaGrange Capital Administration, L.L.C.

                                By:    /s/ Frank LaGrange Johnson
                                      ---------------------------------------
                                      Frank LaGrange Johnson, its sole Member


Dated as of May 16, 2008

                                By:    /s/ Frank LaGrange Johnson
                                      --------------------------------------
                                      Frank LaGrange Johnson